Exhibit 99.1

RADCOM LTD.

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Radcom Ltd. will be held on Thursday, July 9, 2020, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect Mr. Zohar Zisapel and Ms. Mirella Kuvent and elect Mr. Yaron Ravkaie as directors;

(2)	To approve the terms of compensation to be paid to our non-executive directors;

(3)	To approve an amendment to the compensation to be paid to the Executive Chairman of our Board of Directors;

(4)	To approve the compensation to be paid to our new Chief Executive Officer;

(5)	To approve the grant of equity to our new Chief Executive Officer;

(6)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2020;

(7)	To present and discuss our consolidated financial statements for the year ended December 31, 2019; and

(8)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than June 11, 2020. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on June 9, 2020 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel, or by facsimile to +9723-6474681 no later than June 29, 2020. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

/s/ Rachel (Heli) Bennun

Executive Chairman of the Board of Directors

Dated: June 4, 2020

Our audited financial statements for the fiscal year ended December 31, 2019, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 31, 2020, with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 6971920, ISRAEL

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board of Directors”) of proxies for use at the 2020 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 9, 2020 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “Radcom,” “we,” “us,” “our,” “the Company” and “our company” to refer to Radcom Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect Mr. Zohar Zisapel and Ms. Mirella Kuvent and to elect Mr. Yaron Ravkaie as directors;

(2)	To approve the terms of compensation to be paid to our non-executive directors;

(3)	To approve an amendment to the compensation to be paid to the Executive Chairman of our Board of Directors;

(4)	To approve the compensation to be paid to our new Chief Executive Officer;

(5)	To approve the grant of equity to our new Chief Executive Officer;

(6)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2020;

(7)	To present and discuss our consolidated financial statements for the year ended December 31, 2019; and

(8)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than June 11, 2020. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors (the “Board”). Only shareholders of record as of the close of business on June 9, 2020 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about June 12, 2020, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel, or by facsimile to +972-3-6474681 no later than June 29, 2020. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND QUORUM

On May 31, 2020, we had 13,943,656 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) holders of Ordinary Shares present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May 31, 2020 by:

(i) each person or entity known to beneficially own more than 5% of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the SEC, and

(ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC.

The percentage of outstanding Ordinary Shares is based on 13,943,656 Ordinary Shares outstanding as of May 31, 2020.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Zohar Zisapel(2)	2,890,332	20.7%
Yelin Lapidot Holdings Management Ltd.(3)	1,630,633	11.7%
All directors and executive officers as a group, except Zohar Zisapel (11 persons)(4)(5)	278,281	2.0%

(1))	The number of outstanding Ordinary Shares used for determining the percentage owned by each person or group listed herein does not include 5,189 Ordinary Shares held by Radcom, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.
(2)	Includes: (i) 2,331,575 Ordinary Shares held by Mr. Zohar Zisapel; (ii) 299,416 Ordinary Shares held by Michael&Klil Holdings (93) Ltd.; (iii) 242,731 Ordinary Shares held by Lomsha Ltd.; (iv) 16,000 Ordinary Shares issuable upon the exercise of options, with an average exercise price per share of $13.46, expiring between the years 2020 and 2021, which are exercisable within 60 days of May 31, 2020; and (v) 610 RSUs that will vest within 60 days of May 31, 2020. This information is based on information provided to the Company by Mr. Zohar Zisapel. The options and the restricted stock units listed above are exercisable currently or within 60 days of May 31, 2020. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 Ordinary Shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of our Board, Ms. Heli Bennun holds 24,258 exercisable options and 9,000 unvested restricted stock units. Mr. Zohar Zisapel disclaims beneficial ownership of the Ordinary Shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun.
(3)	The information with respect to the holdings of Yelin Lapidot Holdings Management, Ltd. is based on a Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. on February 10, 2020, and reflects the holdings of such persons as of December 31, 2019.
(4)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares and therefore is not been separately disclosed.
(5)	Includes: (i) 128,549 Ordinary Shares, (ii) 136,260 Ordinary Shares issuable upon exercise of options, which are exercisable within 60 days of March 31, 2020, and (iii) 13,472 RSUs that will vest within 60 days of May 31, 2020.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F, which was filed on March 31, 2020 with the SEC.

ITEM 1 – RE-ELECTION AND ELECTION OF DIRECTORS

Our Board is comprised of Rachel (Heli) Bennun (Executive Chairman), and our non-executive directors: Matty Karp, Mirella Kuvent, Oren Most, Yaron Ravkaie, Rami Schwartz, and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board until the first meeting of the shareholders thereafter.  Other than Mr. Ravkaie, all of our directors were elected at our annual general meeting which took place in July 2019. The terms of service as directors of Mr. Zisapel, Ms. Kuvent and Mr. Ravkaie will expire on the Meeting. The terms of service as directors of Mr. Schwartz and Mr. Most will expire on our annual general meeting to be held in 2021. The terms of office of Ms. Bennun and Mr. Karp will expire on our annual general meeting to be held in 2022. In November 2019, Mr. Ravkaie was appointed by our Board to fill a vacant position on our Board for a term commencing January 1, 2020, and expiring at the time of the Meeting. Our Board has determined that each of Mr. Matty Karp, Ms. Mirella Kuvent, Mr. Oren Most and Mr. Rami Schwartz qualified to serve as an independent directors under the Nasdaq Stock Market Rules.

Under the Israeli Companies Law, a public company incorporated under the laws of the State of Israel must appoint at least two external directors. However, pursuant to an exemption provided under section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (the “Exemption”), a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder, such as Radcom, is exempt from the requirement to elect external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. On July 31, 2019, our Board adopted the Exemption.

At the Meeting, you will be asked to re-elect each of Mr. Zohar Zisapel and Ms. Mirella Kuvent and to elect Mr. Yaron Ravkaie to serve as members of our Board. If re-elected, Mr. Zohar Zisapel will hold office until the third annual general meeting following the Meeting and Ms. Mirella Kuvent will hold office until the second annual general meeting following the Meeting. If elected, Mr. Yaron Ravkaie will hold office until the third annual general meeting following the Meeting and. If elected, the nominees will be entitled to receive the compensation described in Item No. 2 (if such Item is approved).

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted “For” the election of the three (3) nominees named below as directors. Each director will hold office until his or her successor shall have duly taken office, unless his or her office is vacated earlier under any relevant provision of our Amended and Restated Articles of Association.

Set forth below is a brief biography of each nominees to serve as our director, based upon our records and information furnished to us by such nominee.

Mr. Zohar Zisapel, a co-founder and has served as a director of our Company, served as our Chairman of the Board from inception in 1985 until September 2015. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (Nasdaq: CRNT) and serves as chairman or director of several private companies in the in the areas of Communications, Cyber Security and Automotive. Mr. Zisapel holds a B.Sc. and a M.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

Ms. Mirella Kuvent serves as an external director and member of the risk management and audit committees for Diners Club Israel Ltd. and Diners Finance Ltd. Ms. Kuvent has also served as director and external director to Ham-Let (Israel Canada) Ltd. from 2007 to 2013 and for the Company for the Reconstruction and Development of the Jewish Quarter in the Old City of Jerusalem Ltd. from 2014 to 2017 and has been a member of finance committees, audit committees and compensation committees, having also served as chair of an audit committee. Ms. Kuvent also has extensive experience in senior commercial, marketing and business development roles with technology companies offering solutions to communications services providers as well as with a large communication services company. Ms. Kuvent holds a B.A. in business administration from Fundação Getúlio Vargas and an M.B.A. from the Hebrew University of Jerusalem.

Mr. Yaron Ravkaie has served as a director since January 2020. Mr. Ravkaie previously served as the Company’s chief executive officer from January 2016 through December 2019. Mr. Ravkaie is the chief executive officer of Teridion Technologies Ltd., having assumed that role in January 2020. Prior to joining Radcom, Mr. Ravkaie served during 2015 as the Chief Business Officer of RR Media Ltd. (Nasdaq: RRM). Prior to serving at RR Media Ltd., and between 1998 and 2015, Mr. Ravkaie served in various roles with Amdocs Ltd. (Nasdaq: DOX), including as the President of the Mobile Financial Services Division, President of the AT&T division, and other director and vice president roles. Mr. Ravkaie served for nine years in information systems, industrial engineering and logistics with the Israeli Air Force as a Major. Mr. Ravkaie holds an M.B.A. from the University of Beersheba and a B.Sc. in Industrial Engineering & Management from the Technion, Haifa.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the director set forth above, where each nominee will be voted on separately.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting, as three separate resolutions:

“RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors until the third annual general meeting following the Meeting, effective immediately.”

“RESOLVED, that Ms. Mirella Kuvent be and hereby is re-elected to serve as a member of our Board of Directors until the second annual general meeting following the Meeting, effective immediately.”

“RESOLVED, that Mr. Yaron Ravkaie be and hereby is elected to serve as a member of our Board of Directors until the third annual general meeting following the Meeting, effective immediately.”

The Board recommends a vote “FOR” approval of the proposed resolutions.

ITEM 2 – APPROVAL THE COMPENSATION TO BE PAID TO OUR NON-EXECUTIVE DIRECTORS

A.	Non-Executive Director Cash Compensation

At the Meeting, you will be asked to approve the cash compensation described below to be paid to each of our non-executive directors. Under the Companies Law, the compensation of directors requires the approval of our Compensation Committee, Board and shareholders, in that order. On June 3, 2020, each of our Compensation Committee and our Board approved the below compensation terms, subject to approval of our shareholders. We propose to pay our non-executive directors, commencing as of 2020, an annual cash compensation in the amount of NIS 52,000 per year (approximately $14,800), a per meeting fee in the amount of NIS 2,000 (approximately $570) for board and committee meetings (“per meeting fee”) and 40% of the per meeting fee for each resolution adopted in writing in lieu of a meeting. Such amounts being similar to the cash compensation paid during 2019 to our non-executive directors. In addition to the cash compensation, we granted in the past and intend to grant equity from time to time to our directors.

B.	Equity Grant to Mr. Ravkaie

As our shareholders approved at our 2019 shareholders meeting, each of our non-executive directors (other than Mr. Ravkaie) received an equity grant of 11,000 Restricted Share Units (RSUs) under our 2013 Share Option Plan for a three-year term of service (the “2019 Grant”). The RSUs under the 2019 Grant vest over three (3) years in equal monthly installments commencing on the date of the annual general meeting held in 2019, and any unvested RSUs will expire on the date the director ceases to serve as a director. For more information regarding equity issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed with the SEC on March 31, 2020.

We propose to align the compensation terms of Mr. Ravkaie and to grant to Mr. Ravkaie 11,000 Restricted Share Units (RSUs) under our 2013 Share Option Plan for a three-year term of service under the same terms described above regarding the 2019 Grant.

C.	Equity Grant to Mr. Zisapel

At the request of Mr. Zisapel, we propose to cancel the unvested portion of Mr. Zisapel’s 2019 Grant, which was originally granted for a term of service of three years and instead, to grant Mr. Zisapel options to purchase up to 35,100 Ordinary Shares of the Company under our 2013 Share Option Plan for a three-year term of service (“Options”), which such number of Options representing equity compensation with similar economic benefit to the equity compensation granted to each of our other non-executive directors for a three year term. The grant of Options shall be subject to the cancellation of the existing unvested portion of Mr. Zisapel’s 2019 Grant, and approval of such cancellation by the Israeli Tax Authority. The date of grant of the Options will be the date of the Meeting. The Options will vest over three (3) years in equal monthly installments commencing on the date of the Meeting and will expire on the earlier of five years following the date of grant and 180 days after the date Mr. Zisapel cease to serve as our director. The exercise price per option will be the closing price per share of our Ordinary Shares on the NASDAQ Capital Market on June 3, 2020 (the date of approval by our Compensation Committee and Board), which was $7.6.

Our Compensation Committee and Board noted in their approval of the proposed non-executive director compensation A. through C. above that the proposed compensation is intended to compensate the non-executive directors for their services and their contributions to our development. The Compensation Committee and Board further noted that the proposed compensation terms listed under A. through C. above are within the limitations set forth in our Compensation Policy for Executives and Directors, as amended and approved by our Shareholders on our annual general meeting held in 2019 (the “Compensation Policy”), are reasonable taking into consideration, among other things, the need to attract highly-qualified non-executive directors, the amount of time and effort required by our non-executive directors and the compensation paid by similar companies. In light of all of the above, the Compensation Committee and Board stated that they believe that the proposed non-executive director compensation is in our best interests.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of each of the items listed below, where each item of compensation will be voted on separately.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as three separate resolutions:

Item 2.A.

“RESOLVED, that the cash compensation to be paid to our non-executive directors, as described in the Proxy Statement, be, and the same hereby is, approved.”

Item 2.B.

“RESOLVED, that the equity grant to Yaron Ravkaie, as described in the Proxy Statement, be, and the same hereby is, approved.”

Item 2.C.

“RESOLVED, that the equity grant to Zohar Zisapel, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board recommends a vote “FOR” approval of each of the proposed resolutions above.

ITEM 3 - APPROVAL OF AN AMENDMENT TO THE COMPENSATION
TO BE PAID TO THE EXECUTIVE CHAIRMAN OF OUR BOARD

At the Meeting, you will be asked to approve an amendment to the compensation terms of Ms. Rachel (Heli) Bennun, the Executive Chairman of our Board (the “Executive Chairman”).

Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board and shareholders, in that order.

We currently pay Ms. Bennun a fixed monthly service fee in the amount of NIS 25,000 (currently equivalent to approximately $6,400) plus social benefits in accordance with applicable laws. In addition, in our general meeting of our shareholders held in 2019, we granted Ms. Bennun 33,000 RSUs for a term of three (3) years under our 2013 Share Option Plan. For more information regarding equity issued under the plan, see Item No. 6B of our Annual Report on Form 20-F, which was filed on March 31, 2020 with the SEC.

Our Compensation Policy states that in addition to the monthly salary, the Executive Chairman shall be entitled to an annual bonus with regard to special activities, such as mergers and acquisitions, fund raising and cost reduction targets. Such bonus will be determined by the Compensation Committee and the Board and will be based on criteria defined in advance and in connection with Company’s goals and targets, and non-measurable criteria. The actual total annual bonus shall not exceed the sum of one hundred and fifty percent (150%) of the Executive Chairman’s annual service fee (the “Chairman Annual Bonus”).

The Compensation Committee and Board are recommending that our shareholders approve to amend the compensation terms of the Executive Chairman to include the Chairman Annual Bonus.

Our Compensation Committee and Board noted in their approval that the proposed amendment is within the limitation of our Compensation Policy, and is offered to appropriately compensate and incentivize Ms. Bennun given the scope of the services and attention that she provides to our Company and her contribution to the development of our business. The proposed compensation is also reasonable taking into consideration, among other things, the need to attract and retain a highly qualified executive chairman, the amount of time and effort required by our executive chairman and the compensation paid by similar companies.

Required Approval

The approval of the amendment to the compensation to be paid to our Executive Chairman, requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Ms. Rachel (Heli) Bennun, our Executive Chairman, shall be entitled to an annual bonus, as described in the Proxy Statement.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 4 - APPROVAL OF THE COMPENSATION TERMS OF OUR CHIEF EXECUTIVE OFFICER, MR. EYAL HARARI

At the meeting, you will be asked to approve the compensation terms of Mr. Eyal Harari, our new Chief Executive Officer, who is based in the United States. Until December 31, 2019, Mr. Harari served as our Chief Operations Officer. On November 7, 2019, we announced the appointment of Mr. Eyal Harari as our new Chief Executive Officer, commencing as of January 1, 2020. In connection with Mr. Harari’s appointment as our new Chief Executive Officer, we entered into an employment agreement that updates the terms of employment of Mr. Harari in his new position as the Chief Executive Officer of the Company. This employment agreement is subject to shareholder approval at the Meeting.

Pursuant to the Companies Law, in general, the terms of office and employment of our Chief Executive Officer must be consistent with our Compensation Policy and be approved by the Compensation Committee, Board and shareholders of the Company.

Our Compensation Committee and Board determent that the compensation terms of Mr. Harari as our Chief Executive Officer comply with our Compensation Policy and approved his terms of employment in such capacity, subject to shareholder approval and that such terms of employment are within the limitations set forth in our Compensation Policy.

Below is a summary of the proposed compensation terms of our Chief Executive Officer:

Base Salary:

Mr. Harari will be entitled to a base salary of $300,000 per annum, effective as of January 1, 2020.

Bonus Entitlement:

Subject to the Company’s then-effective Compensation Policy, Mr. Harari will be entitled to an annual bonus as determined by the Compensation Committee and the Board not to exceed one hundred percent (100%) of his annual base salary (the “Maximum Bonus”) comprised of two components: (1) a measurable component of up to one hundred percent (100%) of Mr. Harari’s annual base salary as measured against criteria established by the Compensation Committee; and (2) a discretionary bonus not to exceed the lesser of the difference between the Maximum Bonus and the measurable bonus earned or fifty percent (50%) of the annual base salary.

Additionally, at the discretion of the Compensation Committee and the Board Mr. Harari may be entitled to one or more bonuses up to seventy-five percent (75%) in the aggregate of his annual base salary following the occurrence of certain extraordinary events; provided, however that the sum of such bonus and the annual bonus shall not exceed one hundred and fifty percent (150%) of his annual base salary. Such extraordinary events bonuses may be awarded following the occurrence of transactions or extraordinary events such as fund raising, mergers and acquisitions, or a change in control as defined under our Compensation Policy and may be payable in immediately vested equity based on the value at the date of bonus determination. Such equity shall not be deemed part of the equity-based compensation as set forth in Section D of our Compensation Policy.

Benefits: Mr. Harari will be entitled to certain customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), such as use of a car, personal computer, managers’ insurance, vacation days and sick leave, as well as medical insurance and 401(k) plan, which are customary for U.S. employees, in addition to other benefits consistent with our Compensation Policy.

In approving the amendment to the compensation terms of Mr. Harari, our Compensation Committee and Board considered various factors, including, among other things, the educational and professional experience required from our Chief Executive Officer; his responsibilities and duties; comparable executive compensation in our industry; the expected required contribution to our future growth and profitability, other elements of compensation, including equity-based compensation, payable (or proposed to be payable) to our Chief Executive Officer, as well as certain other factors set forth in the Companies Law and our Compensation Policy. For more information on our Compensation Policy see Exhibit 4.2 to our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on March 31, 2020.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the amendments to Mr. Harari’s compensation, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a “controlling shareholder” or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “controlling shareholder” for this purpose is any shareholder who has the ability to direct Radcom’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in Radcom. To the knowledge of Radcom there is no shareholder who is a controlling shareholder; a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a “personal interest” in this matter. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest.

The enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Mr. Amir Hai, our Chief Financial Officer, at +972-77-774-5060 for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that the compensation terms of Mr. Eyal Harari, as described in the Proxy Statement, be, and the same hereby are approved.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 5 - APPROVAL OF THE EQUITY-BASED COMPENSATION TO
OUR CHIEF EXECUTIVE OFFICER, MR. EYAL HARARI

Under the Companies Law, arrangements regarding the compensation of a Chief Executive Officer require the approval of the company’s compensation committee, Board and shareholders, in that order. The proposed equity grant to our Chief Executive Officer (the “CEO Grant”), as described below, has been approved in February 2020 by our Compensation Committee and Board (subject to shareholders’ approval). In making their determination, the Compensation Committee and Board determined that the CEO Grant is within the limitations set forth in our Compensation Policy. Our Compensation Committee and Board approved the CEO Grant as they believe that, together with the current terms of Mr. Harari’s compensation, the proposed grant would serve as an appropriate long-term retention and performance incentive to advance the objectives of the Company, including its long-term strategy.

At the Meeting you will be asked to approve a one-time equity grant of 40,000 RSUs to our Chief Executive Officer, Mr. Harari. The RSUs will vest over four years in four (4) equal annual installments commencing as of February 16, 2020, the date our Board initially approved the grant of RSUs to Mr. Harari. Unvested RSUs will expire on the date of termination of Mr. Harari’s employment. Additionally, in accordance with Mr. Harari’s employment agreement, upon a transaction (i) in which all of the Company’s outstanding shares are sold and/or transferred to a third-party and (ii) Mr. Harari’s termination of his employment at a time following the lapse of three months from the date of the closing of such transaction, 100% of the RSUs not yet vested will accelerate and be deemed fully vested. The RSUs will be granted under our 2013 Share Option Plan For more information regarding equity issued under the 2013 Plan, see Item No. 6B of our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on March 31, 2020.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the grant of RSUs to Mr. Harari, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution; otherwise, the shareholder is not eligible to vote on this proposal. For information regarding personal interests and definition of a “controlling shareholder” under the Companies Law and related voting procedures, please see Item No. 4 above under the caption “Required Approval.”

The enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Mr. Amir Hai, our Chief Financial Officer, at +972-77-774-5060 for guidance on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the equity-based compensation to be paid to Mr. Harari as described in the Proxy Statement be and the same hereby is approved.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 6 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration for the fiscal year ending December 31, 2019. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders and have no relationship with us or with any of our affiliates, except as auditors.

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2019 and 2018 were, respectively:

	2019	2018
Audit Fees	$234,500	$234,500
Audit Related Fees	$3,000	$3,000
Tax Fees	$20,718	$31,334
All Other Fees	$0	$0
Total	$258,218	$268,834

Audit fees included fees associated with the annual audit, the reviews of our quarterly financial statements, audit fees related to our internal control over financial reporting, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Audit related fees included fees associated with the annual report for the IIA.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transactions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the next annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board, be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services for the fiscal year ending December 31, 2020.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 7 – REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Our audited financial statements for the fiscal year ended December 31, 2019, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 31, 2020, with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 8 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than June 11, 2020 If our Board determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than June 20, 2020. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the General Counsel. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board of Directors,

/s/ Rachel (Heli) Bennun

Executive Chairman of the Board of Directors

Dated: June 4, 2020